

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 27, 2016

David J. Honan
Executive Vice President and Chief Financial Officer
Quad/Graphics, Inc.
N61 W23044 Harry's Way
Sussex, WI 53089

   Re: Quad/Graphics, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     File No. 001-34806

Dear Mr. Honan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure